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                               June 10, 2021

       Vivek Ranadiv
       Chairman and Co-Chief Executive Officer
       BowX Acquisition Corp.
       2400 Sand Hill Rd., Suite 200
       Menlo Park, CA 94025

                                                        Re: BowX Acquisition
Corp.
                                                            Form S-4 filed May
14, 2021
                                                            File No. 333-256133

       Dear Mr. Ranadiv  :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 14, 2021

       Selected Definitions, page x

   1.                                                   Please quantify the
Exchange Ratio to be used in the merger transactions.
       Questions and Answers for Stockholders of BowX
       What equity stake will current BowX stockholders and WeWork Stockholders hold, page xxi

   2. Please balance this disclosure to also state the total potential equity interest of BowX initial stockholders in
the combined company assuming exercise of warrants.
   3. Please explain why you present ownership assuming no forfeiture of the 3 million shares of Class B Common Stock
held by the Sponsor and certain other persons as required by the terms of the
Sponsor Support Agreement. For example, clarify if the Sponsor's obligation to forfeit
shares may be reduced or eliminated.
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FirstName  LastNameVivek
BowX Acquisition  Corp. Ranadiv
Comapany
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Do WeWork Stockholders need to approve the Business Combination, page xxii

4. Revise to clearly state if the consents ensure the business combination will be approved by
         WeWork stockholders.
What interests do BowX's current officers and directors have in the Business Combination, page xxx

5. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
6. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
Summary of Proxy Statement/Prospectus
The Business Combination, page 2

7. On page 3 you state that the representations and warranties of WeWork, contained in the
         Merger Agreement, are qualified by information included in WeWork   s
annual report for
         the year ended December 31, 2020. Please file WeWork   s annual report
as an appendix or
         revise to ensure the proxy/prospectus outlines material qualifications included in such annual report.
Related Agreements, page 4

8. On page 7 you describe warrant issuances to SBWW and SoftBank Obligor that will occur concurrently with the Closing and LC Facility Termination Extension, respectively.
         Please also describe the consideration received in exchange for these issuances and quantify the value of the warrants to be issued. To the extent practicable, provide an estimate of the number of shares WeWork will be obligated to issue based on the associated warrants.
Ownership of New WeWork following the Business Combination, page 7

9. Please consider presenting ownership amounts in tabular form to illustrate the relative amounts owned in BowX before and after the proposed transaction. BowX's Board of Directors' Reasons for the Business Combination, page 13

10. Disclosure in the letter to stockholders values the pre-transaction equity of WeWork at
         $7.927 billion. In contrast, disclosure in this section provides that WeWork will have an anticipated initial pre-transaction enterprise value of $8.8 billion. Please explain the reason for the difference.
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FirstName  LastNameVivek
BowX Acquisition  Corp. Ranadiv
Comapany
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11. Please expand the "Other Alternatives" bullet to address whether your certificate of incorporation provision renouncing an interest in corporate opportunities offered to your directors or officers impacted your search for an acquisition target.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 23

12. Please revise the label "Total deficit" on page 24 to reflect "Total equity" on a pro forma basis.
Comparative Per Share Data, page 25

13. Please provide to us supplementally your calculation of pro forma book value per share assuming both no redemptions and maximum redemptions.
Risk Factors, page 28

14. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The COVID-19 pandemic had a significant impact on the Company's business, financial condition, results of operations and cash flows, page 28

15. Refer to the third paragraph where you describe reduced new sales volume, member churn, and non-payment (or delayed payment) from members or members seeking payment concessions, deferrals or cancellations as a result of the COVID-19 pandemic.
         Please revise to quantify the extent to which the company has been negatively affected in these areas where practicable and material.
16. Refer to the second full paragraph on page 29 where you explain the value of the some of
         the Company   s assets have declined. Please disclose your related
impairment charges
         primarily associated with the COVID-19 pandemic.
The Company may not be able to continue to retain existing members, page 29

17.      We note that you discuss generally that you have experienced higher membership
         terminations since the COVID-19 pandemic. Please revise to quantify this increase in membership agreement terminations. Also provide context by quantifying the relative
         amount of the company   s members, or revenue attributable to such
members, that may
         cancel memberships in one calendar month.
Public stockholders will experience immediate dilution as a consequence of the issuance of New
WeWork Common Stock, page 72

18. Please balance the expected ownership amounts following the business combination to reflect maximum redemption by public shareholders and exercise of warrants.
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Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, page 74

19. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants for $0.10 per share to provide additional context.
         In an appropriate part of your filing, please also clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
BowX Initial Stockholders, page 93

20.      We understand that the Sponsor, BowX   s directors, BowX   s officers
or BowX   s advisors,
         or their respective affiliates, may privately negotiate transactions to purchase shares prior to the closing from stockholders who would have otherwise elected to have their shares redeemed, and that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. You also state that you will file or submit a current report on Form 8-K to disclose any material arrangements entered into, or significant purchases made by, any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold, and that any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
         Please clarify if you will assess materiality and/or significance based on the aggregate amount of any purchases by the persons identified. Please also confirm that you will update this proxy/prospectus to disclose the terms of any such purchases or arrangements that occur before mailing of your proxy materials.
Consideration and Conversion of WeWork Securities, page 95

21. We note that 655,300,000 shares of New WeWork Class A Common Stock valued at $10.00 per share will be issued to WeWork shareholders as merger consideration.
         Please reconcile the $6.553 billion deemed value of new shares issued to the pre-
         transaction equity value of WeWork of approximately $7.927 billion. BCA Proposal
Background to the Business Combination, page 121

22. Please describe any discussions with WeWork about future events that may materially affect its prospects or the financial projections.
23. Please expand to provide additional detail regarding the PIPE negotiation and marketing process. For example, who selected the potential PIPE investors? Do the PIPE Investors have any relationship with BowX, the sponsor, WeWork, or their affiliates? Did any potential PIPE investor receive valuations or other material information about
         BowX, WeWork, or the proposed business combination transaction that has not been disclosed publicly?
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BowX's Board of Directors' Reasons for the Business Combination, page 133

24. On page 134 you state that the BowX board of directors determined that the Business
         Combination was an attractive business opportunity    that met the
vast majority of the
         criteria and guidelines above.    Please clarify which of the criteria
and guidelines were
         met, as determined by the BowX board of directors.
25. Please expand the bullet outlining the results of due diligence to clarify when diligence began and ended. Please also clarify what you mean by "the scope" of due diligence. In this regard, we also note your subsequent consideration of the limitations of review and that BowX senior management and BowX's outside counsel reviewed only "certain materials" in connection with their due diligence review of WeWork.
26.      On page 135, under the bullet    Other Alternatives,    you state that
the board of BowX
         determined the proposed Business Combination represents the best potential business
         combination for BowX    based on the process utilized to evaluate and
assess other
         potential acquisition targets.    Please elaborate on the process
utilized to evaluate and
         assess other potential acquisition targets.
Projected Financial Information, page 137

27. Please tell us what consideration you gave to Item 10(b)(2) of Regulation S-K when determining what financial items to disclose in your projection. Specifically, tell us why you believe it is not necessary to provide projected measures of GAAP-based net income/(loss) or EPS to provide balanced disclosure of projected revenue amounts.
28. The first full paragraph on page 138 states that the Projections were prepared in good faith by WeWork's management, based on their reasonable best estimates and assumptions with respect to the expected future financial performance of WeWork "at the time the
         Projections were prepared and speak only as of that time." Please revise to state when such projections were prepared. To the extent there has been a material lapse in time or change in circumstance since the projections were prepared, please confirm whether or not the projections still reflect management's views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.
29. On page 138 you caution the reader "not to rely on the Projections in making a decision regarding the transaction." While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.
30. On page 138 you describe various matters underlying the projections in which WeWork's management made significant assumptions, for example, regarding the growth of the business, occupancy rate, average revenue per member, etc. Please explain in more detail the material assumptions underlying the projections and the limitations of the projections.
         In addition, disclose whether your projections are in line with historic operating trends,
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         and if not, address why the change in trends is appropriate or assumptions are reasonable.
31. On page 250 you address liquidity and note that your assessment assumes a recovery in your revenues and occupancy beginning in the second half of 2021 with a gradual return toward pre-COVID levels achieved by the end of 2021. Please expand to address whether your projections utilize the same assumptions.
Ownership of New WeWork after the Closing, page 140

32.      Refer to the table presenting share ownership in New WeWork on page
140. The defined
         term "initial stockholders" refers to "holders of BowX   s Class B
Common Stock prior to
         the consummation of the initial public offering and their respective permitted transferees." It is unclear why you assume redemption of all shares held by the initial stockholder in the maximum redemption scenario. It appears the number of shares and
         redemption assumptions for the initial stockholders and BowX   s
public stockholders are
         reversed. In addition, the total number of shares assuming maximum redemption does not appear to sum properly. Please revise or advise.
33. Refer to the table presenting share ownership in New WeWork assuming exercise of the public and private placement warrants presented on page 141. It is unclear why the initial stockholders would hold 12.075M shares in this scenario. Prior disclosure indicates you issued 12.075M shares of BowX Class B Common Stock to the initial stockholders, irrespective of the private placement warrants. Please revise or advise.
Interests of BowX's Directors and Executive Officers in the Business Combination, page 141

34. Quantify the current aggregate value of the out-of-pocket expenses the Sponsor, officers and directors will be reimbursed for if the business combination is approved.
Unaudited Pro Forma Condensed Combined Financial Information, page 171

35. Please tell us how the 655,300,000 shares of New WeWork to be issued to WeWork shareholders have been reflected in pro forma adjustment (M).
36. Please explain why the fair value of contingently issuable shares related to warrants issued to principal stockholders has been included as an adjustment to pro form EPS on page 186 but not included in the pro forma statement of operations.
BowX's Management's Discussion and Analysis, page 201

37. On page 201 you state that you have entered into engagement letters for services in connection with the Business Combination and that these agreements are material in amount and in some instances include contingent or success fees. Please separately quantify the aggregate fees and the amount of such fees that are contingent on completion of the Business Combination transaction.
38. On page 201 you state that "[i]n most instances" your engagement letters and agreements
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         provide that counterparties waive their rights to seek repayment from the funds in the trust account. Please quantify the aggregate amount due to parties that did not waive their right to seek repayment from funds in the trust account, here and in your risk factor on page 69
         entitled    If third parties bring claims against BowX . . .   .
Related Party Transactions, page 203

39. You state that you did not have any borrowings under the Working Capital Loans as of
         December 31, 2020. Please update to include any currently proposed transactions that exceed the disclosure threshold. See Item 404(a) of Regulation S-K. Information about WeWork
History, page 207

40. Please balance your reference to decreasing operating expenses, annualized on a per square foot basis as of the fourth quarter of 2020 compared to the fourth quarter of 2019, to also address the increase in location operating expenses during the fiscal year, as described on page 233.
Core space-as-a-service offering, page 208

41. Refer to the table illustrating your growth in membership and commitment length on page
         209. Footnote 3 explains that the commitment length disclosed may include periods for which members have an option to terminate their commitments with a less than 10%
         penalty. Please balance to also disclose commitment lengths assuming members take advantage of an option to terminate at the earliest point available. In addition, we note that approximately 10% of your memberships have a month-to-month commitment length while over 50% have a commitment length exceeding 12-months. Please explain what type of commitment length the remainder of your memberships represent. For example, quantify if the remaining members participate in pay-as-you-go access with no commitment.
Properties, page 213

42. On page F-108 you state that your concentration in specific cities magnifies the risk to you of localized economic conditions in those cities or the surrounding regions. Please provide an overview to clarify your exposure to specific countries and/or cities, as appropriate and material.
COVID-19 and Impact on our Business, page 227

43.      You state that the company has been adversely impacted by member churn, non-
         payment (or delayed payment) from members or members seeking payment concessions or deferrals or cancellations as a result of the COVID-19 pandemic. You also state that you engage members related to COVID-19 related payment deferral programs and may offer discounts and deferrals. Please quantify the aggregate value of non-payments (or
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         delayed payments) and discounts provided, if material, and clarify whether this amount is included within the $67.5 million of bad debt expense for your fiscal year ended
         December 31, 2020.
Beneficial Ownership of Securities, page 293

44. It is unclear how you estimate there would be 699,053,235 shares of New WeWork
         Common Stock issued and outstanding immediately following the consummation of the
         Business Combination in the "no redemption" scenario, and 650,753,235 shares of New
         WeWork Common Stock issued and outstanding immediately following the consummation of the Business Combination in the "redemption" scenario.
In this regard,
         you previously state that you assume New WeWork issues 655,300,000 shares of New
         WeWork Common Stock to WeWork Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement, and the 699 million estimate appears to
         include the 80 million shares of New WeWork Common Stock to be issued in connection with the PIPE Investment. Please revise to clarify.

45. Please identify the natural person with voting and investment power over the shares held by SBG and SVFE.
Certain Relationships and Related Person Transactions, page 296

46. Your discussion of founder stock on page 296 indicates that upon consummation of the
         Business Combination, Mr. Ranadiv   will transfer up to an aggregate
of 1,811,250
         Founder Shares to certain funds managed by BlackRock, Inc. for the same price originally paid for such shares. Please elaborate on the terms of this transfer, when the parties agreed to it and what, if any, consideration Mr. Ranadiv , BowX Acquisition, or the
         Sponsor received or will receive in exchange for such shares.
47.      On page 297 you state that BowX   s officers and directors, and their
affiliates are entitled
         to reimbursement of out-of-pocket expenses incurred in connection with the Business
         Combination and anticipate quantifying the aggregate amount such expenses. Please also
         separately disclose the amount of each related person   s interest, to
the extent required by
         Item 404 of Regulation S-K.
48.      Disclosure on page 298 states that Mr. Neumann   s right to observe
meetings of the
         WeWork board will continue after the closing of the business combination, beginning in
         February 2022. Please clarify where this right is memorialized. In this regard, we note that the Amended and Restated Stockholders Agreement is to terminate upon closing of the business combination.
49.      Disclosure on page 302 and in note 27 to WeWork   s audited financial
statements
         describes terms of a settlement agreement involving Mr. Neumann. Please describe any continuing impact of the settlement agreement on WeWork, on the combined company or on shareholders of the combined company after the business combination. Please also file
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         the settlement agreement as an exhibit to the registration statement, or explain why it is not a material contract entered into within the last two years that should be filed pursuant to Item 601(b)(10) of Regulation S-K.
50.      On page 310 you state that certain of WeWork   s existing investors
and directors or their
         affiliates will participate in the PIPE Investment. Please specify the terms of any proposed related party transaction in accordance with Item 404 of Regulation S-K.
Consolidated Statements of Operations, page F-7

51. Please separately state income from rentals on the face of your statement of operations pursuant to Rule 5-03(b)(1) of Regulation S-X.
Note 11. Equity Method and Other Investments, page F-49

52. We note that you have identified WeCap Holdings Partnership as an equity method investment in the table on page F-49, but you disclose on page F-40 that WeCap Holdings
         Partnership is a consolidated VIE. Please explain this discrepancy and provide us with a full consolidation analysis as it relates to this entity.
Note 18. Leasing Arrangements, page F-69

53. Please expand your disclosure to include the information required by ASC 842-30-50 for leases in which you are the lessor, or tell us how you believe you have already complied.
Note 3 - Summary of Significant Accounting Policies
Warrant liabilities, page F-141

54. We note that you have classified the 7,773,333 common stock warrants issued in connection with the private placement as derivative liabilities in accordance with ASC
         815-40. Please advise us how you have accounted for the warrants issued in connection with public units sold in the August 2020 IPO.
General

55. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including no, maximum, and interim redemption levels.
56. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
57. Quantify the value of warrants, based on recent trading prices, that may be retained by
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         redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
58. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
59. Please clearly and prominently state that BowX stockholders will not be entitled to elect directors in the future under the terms of your organizational documents (under Proposal
         No. 4) and that every nominee will be assured election upon receiving just one "for" vote since this is an uncontested election with no cumulative voting (under Proposal No. 6).
         Please also advise us whether the company will be a "controlled company" under relevant listing standards.
60.      Refer to the Form of Proposed Charter of BowX filed as Annex B.
Article X provides
         that the federal district courts of the United States shall be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please address whether there is any question as to whether a court would enforce the provision given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act. In addition, please revise your risk factor disclosure and the comparison of proposed changes to your charter beginning on page 145 to highlight the change in your exclusive forum provision as compared to your existing charter.
61. We note disclosure on pages xxv, 83 and 164 of the prospectus that discusses the federal income tax consequences of exercising redemption rights. Please amend the disclosure throughout your filing, including in these sections, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please see Section III of Staff Legal Bulletin No. 19, which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristina Marrone at 202-551-3429 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or Pam Long at 202-551-3765 with any
 Vivek Ranadiv
BowX Acquisition Corp.
June 10, 2021
Page 11

other questions.



FirstName LastNameVivek Ranadiv        Sincerely,
Comapany NameBowX Acquisition Corp.
                                      Division of Corporation Finance
June 10, 2021 Page 11                 Office of Real Estate & Construction
FirstName LastName